Exhibit 97.1

ITURAN LOCATION & CONTROL LTD
(THE "COMPANY")
RECOVERY POLICY

1.	Preamble

1.1.	Legal Framework:
A.
On October 26, 2022, the U.S. Securities and Exchange Commission (the “SEC”) adopted regulations (the “final rules”) implementing Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The SEC originally proposed these rules in 2015 and reopened the comment period in October 2021 and again in June 2022.

B.
The New Exchange Act Rule 10D-1 require U.S. national stock exchanges, including the Nasdaq, to propose and adopt new listing standards that will require listed companies to adopt and comply with policies that provide for the recovery of incentive-based compensation received by current or former executive officers based on any misstated financial reporting measure if the company is required to prepare an accounting restatement (the “Compensation Policy”).

C.
Nasdaq has adopted such listing standards on as provided under Rule (the "Nasdaq Listing Rule"). Based on the aforementioned, Ituran Location and Control Ltd. (the "Company") is hereby resolves to adopt this Recovery Policy to adhere to the Final Rules and the Nasdaq Listing Rule.

D.
This Recovery Policy shall stand alone and also, if required by law, be part of the Company's Compensation Policy which was recently re adopted and resolved by the Shareholders General meeting on December 12, 2022 (the "Compensation Policy").

1.2.
Definitions:

Definitions: The following words-definitions shall have the meaning ascribed as follows:

"Incentive based Compensation" shall mean any kind of compensation, cash or in kind paid by Company to Executive Officer which is granted, vested or earned based wholly or in part on the achievement of any financial reporting measure. for that purpose, "financial reporting measure" means measures that are determined and presented in accordance with accounting principles used in preparing Company's financial statements and any measures derived wholly or in part from such financial information. For that purpose, stock prices and total shareholder return shall be deemed "financial reporting measures".

The following are examples (non-exclusive) of compensations that would be included in "incentive-based compensation':

1)	Bonuses paid from "bonus pool" the size of which is determined on satisfying a financial reporting measure performance goal.
2)	Other cash awards based on satisfaction of a financial reporting measure performance goal.

3)	Any securities of Company including options that are granted or become vested based wholly or in part on satisfying a financial reporting measure performance goal.
4)	Proceeds received upon the sale of shares acquired through an incentive plan that the Company granted or vested based wholly or in part on satisfying a financial reporting measure performance goal.

The following shall not be deemed an incentive-based compensation (non-exclusive list):

1)	Bonuses based on subjective standards or upon completion of a specified period of employment.
2)	Discretionary compensation, as long as not related wholly or in part on financial reporting measures.
3)	Non equity incentive plan awards earned solely upon satisfying strategic or operational measures or targets.
4)
Equity awards, if the grant is not based on achieving any financial reporting measure performance goal, or where vesting is based solely on completion of a specific period of employment period and/or achieving non-financial reporting measures.

"Executive Officers"- shall mean and include the Company's President, principal financial officer, principal accounting officer, any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of our   subsidiaries are deemed executive officers of Company if they perform such policy making functions for Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this definition would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

"Executive Officers Covered" - means Executive Officers who served as Executive Officer at any time during the performance period for the incentive-based compensation, whether she-he is an employee of Company when Company seeks the recovery based on this Policy, and whether he/she was involved or engaged in the accounting error which caused the Restatement or not.

"Financial reporting measures" - measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.

"Incentive-based compensation" - any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

"Received" - Incentive-based compensation is deemed received in Company's fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

2.	Adoption of the Recovery Policy:

A.	This Recovery Policy has been approved and recommended by the Audit Committee, acting as the Compensation Committee (the “Committee”), and has been approved by the Board of Directors (the "Board") .
B.	The approval of this Recovery Policy by the Board is subject to the approval of the Company’s General Meeting of Shareholders (the "General Meeting")[1].

3.	Applicability of the Compensation Policy:

A.	This Recovery Policy shall apply, as of the date it enters into effect (the "Adoption Date"), to the Company’s Executive Officers.
B.	This Recovery Policy shall apply to all incentive-based compensation received by the following person/s or in the following situations:
1)	After beginning service as an Executive Officer of the Company.
2)
Who served as an Executive Officer at any time during the performance period for that incentive-based compensation ,whether or not such Executive Officer is serving at the time the erroneously awarded compensation is required to be repaid to Company.

3)	While the Company have a class of securities listed on a national securities exchange or a national securities association; and
4)	During the three completed fiscal years immediately preceding the Restatement Date ("Clawback Period").
5)
In addition to the Claw back Period , this Recovery Policy shall apply to any transition period (that results from a change in the Company's fiscal year) within or immediately following those three completed fiscal years.  A transition period between  the last day of Company's previous fiscal year end and the first day of Company's new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. Company's obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

4.	Restatement:

C.
Company will recover reasonably promptly from the Executive Officers Covered  the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error the Company corrected in the current period or left uncorrected in the current period (both events shall be called hereinafter: "Restatement").

1 the Company, in the event that the General Meeting does not approve this Recovery Policy, the Companies Law provides that it may still be approved and adopted by the Compensation Committee and the Board.

D.	For purposes of determining the relevant recovery period, the date that the Company is required to prepare a Restatement is the earlier to occur of:
1)
The date Company's Board of Directors, a committee of the board of directors, or the officer or officers of Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or

2)	The date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

E.
The amount of incentive-based compensation that must be subject to the issuer's recovery policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts and must be computed without regard to any taxes paid. Exact calculation of the erroneously awarded compensation will be decided based on the aforementioned formula and if required will exert to the SEC's publications, including ,inter alia, the Final Rule and SEC's observations and comments therein.

1)
For incentive-based compensation based on stock price in any stock exchange or linked to any index (e.g., Russel 2000) or differences between the Company prices in stock exchange and any index (s) or any combination thereof, or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

The amount will be based on a reasonable estimate of the effect of the Restatement  on the stock price or total shareholder return upon which the incentive-based compensation was received .For that purpose The Company may by our Committee appoint an advisor or consultant to deliver an expert opinion on these aspects and the potential correlation between  the Company and the erroneously awarded compensation ,our restated financial statements and the relevant stock prices and/or index(s); and
The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq.

2)
The Company shall recover erroneously awarded compensation in compliance with this  recovery policy except to the extent that the conditions of this paragraph or (3) below  of this section are met, and our Audit  Committee (comprised of independent directors, also responsible for executive compensation decisions),  has made a determination that recovery would be impracticable.

3)
Company may decide not to pursue the recovery of erroneously awarded compensation in case the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

4)	The Committee shall have discretion to determine the appropriate means of receiving erroneously awarded compensation based on the particular facts and circumstances.
5)
To the extent that an Executive Officer fails to repay all erroneously awarded compensation to Company when due, Company will take all actions reasonable and appropriate to recover such amounts and such Executive officer shall be required to reimburse Company also fir such expenses (including legal fees).

5.	General:

A.
This Policy is subject to Israeli Laws and therefore in case there is a new legislation which may contradict this Policy, The Company shall then, after consultations with experts,  take the required amendment(s) in order to settle such contradiction (which does not exist as of the time of approving this Policy).

B.	The Company shall file all disclosures with regard to this Policy as required by applicable US Securities and Exchange Commission filings and rules.
C.
The Company shall approach its employees which may be included in the Executive Officers Covered and request their formal consent in writing to this Policy. Following approval of this Policy, new Executive Officers will be required upon their appointment to such position to deliver their consent to the Policy.

D.
The Committee shall be responsible for implementing and exercising this Policy including its interpretation if such is required .The Committee is also authorized to make all required determinations necessary or advisable for the administration and this Policy and for the Company's compliance with all applicable rules ,laws, regulations or interpretations thereof ,including by SEC or Nasdaq.

E.	The Company shall not indemnify, wholly or in part, directly or indirectly, its Executive Officers for incentive compensation recoverable pursuant to this Policy.
F.	This Policy substitute and replaces Section 11.3 of our Compensation Policy.